SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the Finance Ministry under No. CNPJ/MF
02.558.124/0001-12
NIRE No. 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS MEETING
(free translation from Portuguese original)

DATE, TIME AND PLACE: July 6, 2004, at 1:00 PM, in the Company’s registered offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro (RJ), Federal Republic of Brazil.

CALL TO MEETING AND PRESENCE: The Members of the Board of Directors were called to the meeting in a regular manner and those participating at it were the Board Members signing below.

DECISIONS: Submission of resignation by Executive Officer Sultana Shamim Khan from the position held at the Company. The request for resignation from the position she held at the Company was submitted by Executive Officer Ms. Sultana Shamim Khan and was considered and accepted by the Board of Directors. In her request she informed the Board of Directors that she will continue to perform her functions through July 31, 2004 or until such date as transfer of control takes place, whichever occurs last, but no later than November 11, 2004. The Board Members expressed their gratitude for the dedication demonstrated by the departing Executive Officer.

There being no further business to attend to, these Minutes were drawn up and signed by the Board Members participating at the Meeting.

Rio de Janeiro, July 6, 2004

Signed:

____________________________
Daniel Eldon Crawford - Chairman

_____________________________
Dilio Sergio Penedo - Vice-Chairman

_____________________________
Jonathan Clark Crane

_____________________________
Jorge Luis Rodriguez

_____________________________
Luis Fernando Motta Rodrigues

_____________________________
Antonio Carlos Tettamanzy

_____________________________
Joaquim de Sousa Correia

_____________________________
Cláudia de Azerêdo Santos
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.